UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 21, 2012

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland

(Address of principal executive office)

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Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland

(Address of principal executive office)

______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statements on Form F-3 (file nos. 333-158199 and 333-174243).

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
Proposals for the Annual General Meeting of April 27, 2012
The Board of Directors of Credit Suisse Group AG today published the agenda for the Annual
General Meeting.
  Proposed for election to the Board of Directors as new members are Iris Bohnet and
  Jean-Daniel Gerber

  Proposed for re-election to the Board of Directors are five current members:
  Walter B. Kielholz, Andreas N. Koopmann, Richard E. Thornburgh, John Tiner, Urs Rohner

  Proposal for the distribution of CHF 0.75 per registered share against reserves from capital contributions for the financial year 2011 in the form of either a scrip dividend, a cash distribution or a combination thereof granting eligible shareholders the option to receive the distribution in new shares or in cash

  Proposals for amendments to the Articles of Association to provide for an increase of authorized capital in relation to the proposed scrip dividend and for the creation of a new class of capital (Wandlungskapital or conversion capital) which may be used exclusively for regulatory purposes and for the issuance of financial market instruments with conversion features such as Buffer Capital Notes or contingent convertible bonds (CoCos); conversion capital was specifically introduced under the new Swiss banking law and permits the issuance of such instruments exempt from stamp duty

  Consultative vote on the 2011 Compensation Report
The 2011 Annual Report will be available online from 07:15 CET on Friday, March 23, 2012.

Zurich, March 21, 2012 The Board of Directors of Credit Suisse Group AG today announced its proposals for the Annual General Meeting of April 27, 2012. The agenda includes proposals for the election of Iris Bohnet and Jean-Daniel Gerber to the Board of Directors. The Board of Directors also proposes to increase authorized capital in order to cover the issuance and delivery of a maximum of 50 million new registered shares to shareholders under the proposed scrip dividend. The Board of Directors further proposes to create conversion capital with a maximum of 200 million shares in order to be able to issue further loss absorbing capital instruments under the Swiss “too big to fail” legislation.

For the Annual General Meeting of April 27, 2012 the Board of Directors of Credit Suisse Group AG proposes that Iris Bohnet and Jean-Daniel Gerber be elected as new members to the Board of Directors for a term of three years. Iris Bohnet, a Swiss citizen, is Academic Dean and Professor of Public Policy at the Harvard Kennedy School. Jean-Daniel Gerber, a Swiss citizen, was Director of the Swiss State Secretariat for Economic Affairs (SECO) between 2004 and 2011.

Proposed for re-election are the following five Board members, whose terms of office expire on the date of the 2012 Annual General Meeting:

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March 21, 2012 Page 2/5

Walter B. Kielholz (member of the Board since 1999; member of the Chairman’s and Governance Committee; member of the Compensation Committee) for a term of two years

Andreas N. Koopmann (member of the Board since 2009; member of the Risk Committee) for a term of three years

Richard E. Thornburgh (member of the Board since 2006; Chairman of the Risk Committee; member of the Chairman’s and Governance Committee; member of the Audit Committee) for a term of three years

John Tiner (member of the Board since 2009; Chairman of the Audit Committee; member of the Chairman’s and Governance Committee; member of the Risk Committee) for a term of three years

Urs Rohner (member of the Board since 2009; Chairman of the Board of Directors since the Annual General Meeting 2011 and Chairman of the Chairman’s and Governance Committee) for a term of three years

Distribution out of reserves from capital contributions*
As previously announced, the Board of Directors proposes for the financial year 2011 the distribution of CHF 0.75 per share out of reserves from capital contributions in the form of either a scrip dividend, a cash distribution or a combination thereof. This allows Credit Suisse Group AG to pay a distribution to its shareholders while retaining regulatory capital. Credit Suisse Group AG shareholders will be entitled to elect to either receive new shares, subject to any legal restrictions applicable in their home jurisdiction, or to receive a cash distribution in the amount of CHF 0.75 per registered share. Should no election be made, the distribution will be paid out entirely in cash.

The distribution is scheduled for May 23, 2012.

With respect to the receipt of new shares, the Board of Directors proposes a subscription ratio which will be determined based on the average of the opening and closing prices from April 30, 2012, to May 7, 2012, of the shares of Credit Suisse Group AG listed on the SIX Swiss Exchange. The issue price of the new shares will be determined by this average with a discount of approximately 8%, less the distribution of CHF 0.75 per registered share. The exact issue price will be determined by the Board of Directors on May 7, 2012 (after the exchange closes) and published on May 8, 2012 (before the exchange opens).

The election period during which eligible shareholders can make their election on how to receive their distribution will take place from May 9, 2012 through May 18, 2012 (17:00 CEST).

Further information with respect to the scrip dividend may be found in the “Shareholder Information – Summary Document” which can be accessed at: www.credit-suisse.com/agm

Increase of authorized capital
The Board of Directors proposes to increase authorized capital in relation to the proposed distribution in the form of either a scrip dividend or a cash distribution. The new shares to be issued in relation to shareholders electing to receive shares in lieu of a cash distribution shall be issued out of authorized capital. The Board of Directors estimates that a maximum of 50 million new registered shares will be required in the event that all shareholders elect to receive shares.

The Board of Directors therefore proposes that the authorized capital be increased from a maximum of CHF 4 million (equivalent to 100 million shares) to a maximum of CHF 6 million (equivalent to 150 million shares), out of which 50 million new registered shares are reserved exclusively for the issuance and delivery to shareholders under the scrip dividend.

Media Release
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Creation of conversion capital
The Board of Directors proposes the creation of conversion capital in relation to the Swiss “too big to fail” legislation which became effective on March 1, 2012. This legislation contains measures aimed at considerably strengthening the loss-absorbing capital base for banks beyond the requirements set out under the Basel III framework. In anticipation of these regulatory changes, Credit Suisse Group AG has adopted a responsive and consistent capital strategy over recent years. It significantly increased its regulatory capital, with a Tier 1 ratio under Basel II of 18.1% as of the end of 2011, up from 11.1% as of the end of 2007.

Credit Suisse Group AG already secured the high-triggering contingent capital required by the “too big to fail” legislation in the form of Buffer Capital Notes. In addition, Credit Suisse Group AG is required to build up a progressive capital component of loss absorbing capital instruments in the amount of up to 6% of total risk weighted assets.

For this purpose, the revised Swiss Banking Act provides the corporate capital framework by introducing conversion capital as a new kind of capital for banks. Conversion capital may only be used for regulatory purposes and for the issuance of financial market instruments with conversion features such as contingent convertible bonds (CoCos). Conversion capital has the advantage that the issuance is exempt from the stamp duty tax under Swiss law. The Board of Directors therefore proposes that conversion capital be created in a maximum amount of CHF 8 million (equivalent to a maximum of 200 million shares).

2011 Compensation Report
Consistent with the practice in prior years, the 2011 Compensation Report, which forms part of Credit Suisse Group AG’s Annual Report, will be presented to the Annual General Meeting for a consultative vote.

Invitation to the Annual General Meeting and publication of agenda
The invitation and agenda as well as a letter from the Chairman of the Board of Directors to shareholders are available from today on the Credit Suisse website at: www.credit-suisse.com/agm

2011 Annual Report
Credit Suisse Group AG’s 2011 Annual Report as well as its Corporate Responsibility Report and Company Profile will be available from 07:15 CET on Friday, March 23, 2012 on the Credit Suisse website and can be ordered at: www.credit-suisse.com/annualreporting

Biographies of candidates proposed for election to the Board of Directors

Iris Bohnet, born 1966, is Academic Dean and Professor of Public Policy at the Harvard Kennedy School. Her research interests and teaching activities include behavioral economics, game theory and negotiation analysis, often with a gender or cross-cultural perspective. Iris Bohnet also serves on the boards of the Graduate Institute of International and Development Studies, Geneva, and several academic journals. A Swiss citizen, she received her Ph.D. in Economics from the University of Zurich, where she graduated in economic history, economics and political science. She was a Visiting Scholar at the Haas School of Business at the University of California at Berkeley before she joined the Harvard Kennedy School in 1998 where she became Assistant Professor and later Associate Professor and, in 2006,  Professor of Public Policy.

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Jean-Daniel Gerber, born 1946, was State Secretary and Director of the Swiss State Secretariat for Economic Affairs (SECO) between 2004 and 2011. Before that, he served as Director of the Swiss Federal Office for Migration from 1997 to 2004 and as Executive Director at the World Bank Group from 1993 to 1997. He was also a Swiss representative at the World Trade Organization (WTO) and Head of the Economic and Financial Affairs Section of the Swiss Embassy in Washington, DC. Since April 2011 he has also been a member of the Board of Directors of Lonza Group Ltd. A Swiss citizen, he holds a degree in Economics from the University of Berne and was awarded an honorary doctorate by the Faculty of Economics and Social Sciences of the University of Berne.

The biographies of the current members of the Board of Directors of Credit Suisse Group AG are available at: www.credit-suisse.com/governance

* This press release does not constitute an offer to sell or an invitation to subscribe for, or the solicitation of an offer to buy or subscribe for, securities of Credit Suisse Group AG nor shall it (or any part of it) or the fact of its distribution form the basis of, or be relied on in connection with, any contract therefor. This press release does not constitute a prospectus within the meaning of any applicable law. Eligible shareholders should make their decision to receive a cash distribution or to receive new shares of Credit Suisse Group AG as part of the 2011 distribution solely based on the terms and conditions of the 2011 distribution and the additional information contained in the relevant documents. This press release does not constitute a recommendation to eligible shareholders to elect to receive new shares of Credit Suisse Group AG as part of the 2011 distribution. Eligible shareholders are furthermore advised to consult their legal advisor, custodian bank or financial adviser before making any decision.

Information
Media Relations Credit Suisse AG, telephone +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse AG, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 49,700 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information and non-GAAP information
This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market and interest rate fluctuations and interest rate levels;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2012 and beyond;

–	the direct and indirect impacts of continuing deterioration or slow recovery in residential and commercial real estate markets;
–	adverse rating actions by credit rating agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;

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–	the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs, and more efficient use of capital;
–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
–	the effects of changes in laws, regulations or accounting policies or practices;
–	competition in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation and other contingencies;
–	the ability to achieve our cost efficiency goals and cost targets; and
–	our success at managing the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Annual Report 2010 under IX – Additional information – Risk Factors.
This press release contains non-GAAP financial information. Information needed to reconcile such non-GAAP financial information to the most directly comparable measures under GAAP can be found herein and/or in the Credit Suisse Financial Report 4Q11.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrant)

	By:	/s/ Christian Schmid
Manging Director

/s/ Claude Jehle
Date: March 21, 2012		Director